SECURI 06008966 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orion Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 40th Floor
(No. and Street)

New York (City) New York (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Brown - CEO (212)487-3248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue (Address) Union (City) New Jersey (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2006
WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orion Capital Group, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GABRIELLA GONCALVES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6121316
Qualified in Queens County
Commission Expires January 10, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ORION CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2006

WITH

INDEPENDENT AUDITORS' REPORT

THE ORION CAPITAL GROUP, INC.

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Orion Capital Group, Inc.
30 Broad Street, 40th Floor
New York, NY 10014

We have audited the accompanying balance sheet of The Orion Capital Group, Inc. as at June 30, 2006, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orion Capital Group, Inc. as at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M.I. Grossman & Company LLC

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

August 16, 2006

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

03358OR6.06Y

1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

THE ORION CAPITAL GROUP, INC.
BALANCE SHEET
AS AT JUNE 30, 2006

ASSETS

Cash	$ 27,950
Commission receivable	17,436
Due from clearing organization	35,000
Security deposit	300
TOTAL ASSETS	$ 80,686

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses		$ 27,756
Payroll taxes payable		748
Income taxes payable		517
Total liabilities		29,021
Stockholder's Equity:		
Common stock - par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding	100	
Paid in capital	151,379	
Accumulated deficit	(99,814)	
Total stockholders' equity		51,665
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 80,686

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

Revenues:		
Commissions	$ 432,354	
Dividends	714	
Total revenues		$ 433,068
General and Administrative expenses:		
Payroll	127,481	
Payroll taxes	10,074	
Regulatory fees	6,203	
Bank charges and wire fees	562	
Professional fees	3,025	
Administrative fees	72,842	
Clearance charges	51,844	
Management fees	171,337	
Payroll service fees	1,262	
Commissions	66,544	
Insurance	530	
Total general and administrative expenses		511,704
Loss before income taxes		(78,636)
Income taxes		
Federal	-0-	
State and city	517	
Total income taxes		517
Net loss		$(79,153)

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash flows from operating activities:		
Net loss		$(79,153)
Adjustments to reconcile net income to net cash used by operating activities:		
(Increase) decrease in:		
Commissions receivable	14,160	
Increase (decrease) in:		
Payroll taxes payable	(7,029)	
Accrued expenses	8,372	
Income taxes payable	(251)	
Total adjustments		15,252
Net cash used by operating activities		(63,901)
Net decrease in cash		(63,901)
Cash beginning of year		91,851
Cash, end of year		$ 27,950
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest		$ -0-
Income taxes		$ 768

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
JUNE 30, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, July 1, 2005	$ 100	$151,379	$(20,661)	$130,818
Net loss	-0-	-0-	(79,153)	(79,153)
Balance, June 30, 2006	$ 100	$151,379	$(99,814)	$ 51,665

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2006

Balance - beginning of year	$ -0-
Increases	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Organization and Summary of Significant Accounting Policies:

Name Change

The Orion Capital Group, Inc. formerly Anima Enterprises, Inc. changed its name on March 9, 2004

Organization

The Orion Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Orion Capital Holdings, L.L.C. Under an agreement between the company and its parent, the parent pays substantially all of the Company's operating expenses.

As at June 30, 2006, the company was in compliance with all minimum capital requirements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2006, the company had net capital of $33,929 which was $28,929 in excess of its minimum dollar net capital requirement of $5,000.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT JUNE 30, 2006

Schedule 1

Total stockholder's equity	$ 51,665
Total capital	51,665
Less: Deductions and/or charges: Non-allowable assets	17,736
Net capital before haircuts on securities positions	33,929
Less: Haircuts on securities	-0-
Net capital	33,929
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$ 28,929

Aggregate indebtedness	$ 29,021	= 85.54%
Net capital	$ 33,929	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part IIA Filing of Form X-17a-5, and found a difference of $430. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT JUNE 30, 2006

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Assent, L.L.C. on a fully disclosed basis.

See independent auditors' report.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED JUNE 30, 2006

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at June 30, 2006, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $430. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Orion Capital Group, Inc.
30 Broad Street, 40th Floor
New York, NY 10014

We have audited the Focus Report Form X-17A-5 of The Orion Capital Group, Inc. as of June 30, 2006 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
AUG 30 2006
WASH, D.C. 160 SECTION

August 16, 2006

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
The Orion Capital Group, Inc.
30 Broad Street, 40th Floor
New York, NY 10014

In planning and performing our audit of the financial statements and supplementary information of The Orion Capital Group, Inc. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M. I. Grossman & Company LLC

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

August 16, 2006